EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Mentor Graphics Corporation:

We consent to the use of our reports, dated March 14, 2006 with respect to the consolidated balance sheets of Mentor Graphics Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and the related consolidated financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005 incorporated herein by reference.

/s/ KPMG LLP

Portland, Oregon
July 20, 2006